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2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Receives ISO 14001 Certification for McArthur River & Key Lake

Saskatoon, Saskatchewan, Canada, January 14, 2003

Cameco Corporation today officially announced that the McArthur River and Key Lake uranium operations have each received certification under the ISO 14001 program, one of the most internationally recognized systems for environmental management.

“This achievement is the result of several years of planning and preparation by our employees,” said Jerry Grandey, Cameco’s chief executive officer and president. “It demonstrates how seriously we take our environmental responsibilities and our commitment to northern Saskatchewan.”

ISO 14001 is an international system through which a company can demonstrate its commitment to sound environmental performance, pollution prevention and continual improvement. It establishes a permanent framework to assist companies in reaching their environmental protection goals. The ISO framework calls for annual independent audits and for re-certification every three years. The International Organization for Standardization issued ISO 14001 in 1996.

The McArthur River and Key Lake operations each received certification following an audit conducted by the Quality Management Institute (QMI) of Mississauga, Ontario, a division of CSA International.

“Most of the components of an environmental management system have been in place at all our operations, including McArthur River and Key Lake, for some time,” said Grandey. “We decided to introduce and implement a more formal system, based on ISO 14001, to ensure greater consistency across the company and to foster a commitment among all of us at Cameco to continual improvement in environmental protection.” Cameco received ISO 14001 certification for the Port Hope and Blind River facilities in 2000 and 2002 respectively.

McArthur River is the world’s largest, high-grade uranium mine located in northern Saskatchewan. The ore from the mine is transported 80 km by truck for processing at the Key Lake mill. Both facilities are located in northern Saskatchewan.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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For media inquiries, please contact:	For investor inquiries, please contact:

Jamie McIntyre Director, Sustainable Development & Corporate Relations Cameco Corporation Phone: (306) 956-6337 Fax: (306) 956-6318	Bob Lillie Manager, Investor Relations Cameco Corporation Phone: (306) 956-6639 Fax: (306) 956-6318